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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934


                            Strategic Diagnostics Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $.01 per share
           --------------------------------------------------------
                      (Title of Class of Securities)


                                862700101
           --------------------------------------------------------
                             (CUSIP Number)


             William B. Sawch, The Perkin-Elmer Corporation,
                           761 Main Avenue,
                           Norwalk, CT 06854
                           (203) 761-2900
           --------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  December 30, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                 Page   1
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                                     SCHEDULE 13D

 CUSIP No. 862700101                          Page   2
           --------

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 (1) Name of Reporting Person S.S. or I.R.S. Identification No. of Above
     Person

     The Perkin-Elmer Corporation
     06-0490270
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 (2) Check the Appropriate Box if a Member              (a) / /
     of a Group*                                        (b) / /
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 (3) SEC Use Only

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 (4) Source of Funds*  OO

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 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization

       New York
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                1,308,724
 Person With                 --------------------------------------------------
                              (8) Shared Voting
                                    Power
                                  N/A
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                                  1,308,724
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
                                  N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

        1,308,724
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(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) PErcent of Class Represented by Amount in Row (11)

        10.1%
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(14) Type of Reporting Person*
        CO
-------------------------------------------------------------------------------
                       SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                          Page  3

ITEM 1.       SECURITY AND ISSUER.
              This Statement relates to Common Stock par value $.01 per share (the "Common Stock") of Strategic Diagnostics Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 128 Sandy Drive, Newark, DE 19713.

ITEM 2.       IDENTITY AND BACKGROUND.
              The person filing this Statement is The Perkin-Elmer Corporation, a New York corporation ("Perkin-Elmer"). Perkin-Elmer is a manufacturer of biochemical and analytical instruments and systems. The principal business and offices of Perkin-Elmer are located at 761 Main Avenue, Norwalk, CT 06859. The name, residence or business address, present principal occupation or employment and citizenship of each executive officer and director of Perkin-Elmer are set forth in Schedule I hereto and incorporated herein by reference.

              During the past five years, neither Perkin-Elmer nor, to the knowledge of Perkin-Elmer, any of the persons listed on Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
              Perkin-Elmer was the beneficial owner of 1,770,449 shares of Strategic Diagnostics Inc. ("SDI"). On December 30, 1996, SDI merged with and into EnSys Environmental Products, Inc. ("EnSys"). The surviving corporation, EnSys, was subsequently renamed Strategic Diagnostics Inc. and is the Issuer hereunder. Each share of SDI common stock was converted into .7392048 shares of Common Stock of the Issuer. Accordingly, Perkin-Elmer beneficially owns 1,308,724 shares of the Issuer's Common Stock.

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                                                          Page  4

ITEM 4.       PURPOSE OF TRANSACTION
              The shares of Issuer's Common Stock beneficially owned by Perkin-Elmer were obtained upon conversion of the SDI common stock as described in Item 3 above and are being held for investment. Perkin-Elmer reserves the right in its sole discretion to increase or decrease the number of shares of Issuer Common Stock held by it.

              Neither Perkin-Elmer nor, to the knowledge of Perkin-Elmer, any of the persons listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Perkin-Elmer, however, expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects and Perkin-Elmer's interest in, and intentions with respect to, the Issuer. Accordingly, Perkin-Elmer reserves the right to change its plans and intentions at any time, as it deems appropriate.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              (a) Perkin-Elmer owns 1,308,724 shares or 10.1% of the outstanding Common Stock.

              (b)  Shares that Perkin-Elmer has sole power to
                   dispose of or to direct the disposition;          1,308,724

                   Shares that Perkin-Elmer has shared power
                   to vote or to direct the vote;                    -0-

                   Shares that Perkin-Elmer has the sole power
                   to dispose of or to direct the disposition;       1,308,724

                   Shares that Perkin-Elmer has the shared power
                   to dispose of or direct the disposition.          -0-

              (c)  Neither Perkin-Elmer nor, to the knowledge of
                   Perkin-Elmer, any of the persons listed on
                   Schedule I hereto, has been party to any
                   transaction in the Common Stock during the
                   sixty day period ending on the date of this
                   Statement on Schedule 13D other than as described herein.
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                                                          Page  5

              (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by Perkin-Elmer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
              ISSUER.

              Perkin-Elmer has signed a "lock-up" agreement with the Issuer, pursuant to which Perkin-Elmer has agreed not to sell or transfer its shares of the Issuer's Common Stock for a period of six months from the date of the merger between SDI and the Issuer. Perkin-Elmer has also entered into a Registration Rights Agreement with the Issuer and certain holders of Issuer's Common Stock, dated December 30, 1996, which provides for (i) certain demand registration rights and (ii) the right to require the Issuer to include Perkin-Elmer's Common Stock in any other registration of Issuer's Common Stock.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 1: Letter Agreement dated December 30, 1996 between Issuer and Perkin-Elmer.

              Exhibit 2: Registration Rights Agreement dated December 30, 1996 between Issuer and certain holders of Issuer's Common Stock.












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                                                          Page  6

                             SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  THE PERKIN-ELMER CORPORATION

Dated: January 8, 1997            By: /s/ Stephen O. Jaeger
                                     --------------------------------------
                                      Stephen O. Jaeger
                                      Vice President,
                                      Chief Financial Officer
                                      and Treasurer



































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                                                          Page  7


                                      SCHEDULE I

    The following table sets forth the name, residence or business address, present principal occupation or employment of each of the executive officers and directors of Perkin-Elmer. Unless otherwise indicated, the address of each person listed below is the business address of Perkin-Elmer, 761 Main Avenue, Norwalk, Connecticut 06859, and, unless otherwise indicated, each person listed below is a citizen of the United States of America.

Directors:

Mr. Joseph F. Abely, Jr.
Retired Chairman and
Chief Executive Officer
Sea-Land Corporation
1210 Corbin Street
Elizabeth, New Jersey  07207

Mr. Richard H. Ayers
Retired Chairman and Chief Executive Officer
The Stanley Works
114 Old Mill Road
Avon, Connecticut  06001

Mr. Jean-Luc Belingard
Director General
F. Hoffman-La Roche, Ltd.
Roche Diagnostics Systems
Postfach - Grenzacherstrasse 124
4002 Basel, Switzerland
Mr. Belingard is a French citizen.

Dr. Robert H. Hayes
Professor
Harvard Business School
Morgan Hall T-35
Boston, Massachusetts 02163

Mr. Donald R. Melville
Retired Chairman and Chief Executive Officer
Norton Company
4 Paul Revere Road
Worcester, Massachusetts  01609





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                                                          Page  8


Mr. Burnell R. Roberts
Chairman
Sweetheart  Holdings Inc.
2340 Kettering Tower
Dayton, Ohio  45423

Mr. Georges C. St. Laurent, Jr.
Chief Executive Officer
Western Bank
12655 S.W. Center Street, Suite 500
Beaverton, OR  97005

Dr. Carolyn W. Slayman
Deputy Dean for Academic and Scientific Affairs
Yale University School of Medicine
333 Cedar Street
New Haven, Connecticut  06520-8000

Mr. Orin R. Smith
Chairman and Chief Executive Officer
Engelhard Corporation
101 Wood Avenue
Iselin, New Jersey   08830-0770

Mr. Richard F. Tucker
Retired Vice Chairman
Mobil Corporation
11 Over Rock Lane
Westport, Connecticut   06880

Mr. Tony L. White
Chairman, President and
Chief Executive Officer
The Perkin-Elmer Corporation


EXECUTIVE OFFICERS

Mr. Manuel A. Baez
Senior Vice President and President,
  Analytical Instruments
The Perkin-Elmer Corporation

Dr. Peter Barrett
Vice President
The Perkin-Elmer Corporation



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                                                          Page  9

Ugo D. DeBlasi
Corporate Controller
The Perkin-Elmer Corporation

Dr. Elaine J. Heron
Vice President
The Perkin-Elmer Corporation
Applied Biosystems Division
850 Lincoln Centre Drive
Foster City, California  94404

Dr. Michael W. Hunkapiller
Vice President
The Perkin-Elmer Corporation
Applied Biosystems Division
850 Lincoln Centre Drive
Foster City, California  94404

Stephen O. Jaeger
Vice President, Chief Financial Officer
  and Treasurer
The Perkin-Elmer Corporation

Thomas P. Livingston
Assistant Secretary
The Perkin-Elmer Corporation

Joseph E. Malandrakis
Vice President
The Perkin-Elmer Corporation

Michael J. McPartland
Vice President
The Perkin-Elmer Corporation

Dr. Mark C. Rogers
Senior Vice President, Corporate Development
  and Chief Technology Officer
The Perkin-Elmer Corporation

William B. Sawch
Vice President, General Counsel
  and Secretary
The Perkin-Elmer Corporation

Tony L. White
Chairman, President and Chief
  Executive Officer
The Perkin-Elmer Corporation